SEC 12014303 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8- 66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd, 6th floor
(No. and Street)

Jersey City,	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN, LLC d/b/a DE Route, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARIA CORONA S. BUGARIN
Notary Public of New Jersey
My Comm. Expires Sept. 26, 2013
ID# 2365755

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Direct Edge ECN LLC
d/b/a DE Route

Statement of Financial Condition
December 31, 2011

pwc

Direct Edge ECN LLC
d/b/a DE Route
Statement of Financial Condition
December 31, 2011

Direct Edge ECN LLC d/b/a DE Route
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member of
Direct Edge ECN LLC d/b/a DE Route:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Edge ECN LLC, d/b/a DE Route, (the "Company") at December 31, 2011 , in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Direct Edge ECN LLC d/b/a DE Route
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 24,015,950
Intercompany receivable from affiliates	5,737,690
Total assets	$ 29,753,640
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 3,701,277
Intercompany payable to affiliate	370,662
Total liabilities	4,071,939
Commitments and contingent liabilities (Note 3)	
Member's equity	
Total member's equity	$ 25,681,701
Total liabilities and member's equity	$ 29,753,640

The accompanying notes are an integral part of this financial statements.

1. Organization and Description of the Business

Direct Edge ECN, LLC d/b/a DE Route (the "Company"), a Delaware limited liability company, operates as a routing broker-dealer for its affiliate stock exchanges, EDGA Exchange Inc ("EDGA") and EDGX Exchange Inc ("EDGX"), collectively the "Exchanges", by sending orders to other market centers for execution in accordance with the Exchanges' member order instructions and requirements. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, Nasdaq Stock Market, New York Stock Exchange, EDGA and EDGX. The Company's sole member is Direct Edge Holdings, LLC (the "Parent").

2. Significant Accounting Policies

Use of Estimates
The preparation of this financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2011 the balance principally consist of money market accounts held of $24,015,950.

Broker Dealer Activities
The Company records fees earned from the Exchanges for routing orders to other liquidity destinations, and related expenses, including execution and clearance fees, on a trade date basis.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Income Taxes
The Company is a Limited Liability Company, and as such does not pay income taxes.

3. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

4. Related Party Transactions

The Company holds an expense sharing agreement with DEI, where DEI charges the Company for overhead expenses including employee compensation and benefits, communication and data processing, depreciation, professional fees and other.

At December 31, 2011, the amount payable to DEI of $370,662 is included within the intercompany payable to affiliate balance.

The Company receives revenue from EDGA for routing services performed on behalf of EDGA and revenue from EDGX for routing services performed on behalf of EDGX. In addition, the Company is also required to pay route fees to EDGA for orders received from EDGX and routed to EDGA and required to pay route fees to EDGX for orders received from EDGA and routed to EDGX. At December 31, 2011, $5,737,690 is receivable by the Company from EDGA and EDGX and is included in intercompany receivable from affiliates.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Exchanges. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

6. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2011, the Company had net capital of $19,944,011 which was $19,672,548 in excess of its required net capital of $271,463.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2012, which is the date the Financial Statement was issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the Financial Statement, as of or for the year ended December 31, 2011.

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.